UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
Kintera, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
49720P506

(CUSIP Number of Class of Securities)
Alec N. Litowitz
Magnetar Capital LLC
1603 Orrington Ave.
Evanston, Illinois 60201
(847) 905-4400
With a copy to:
Peter H. Lieberman, Esq.
Todd A. Mazur, Esq.
Greenberg Traurig, LLP
77 W. Wacker Drive, Suite 2500
Chicago, Illinois 60601
(312) 456-8400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
April 18, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	49720P506	SCHEDULE 13D	Page	2	of	15

1	NAME OF REPORTING PERSON: Magnetar Financial LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,119,698

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,119,698

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,119,698

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%[1]

14	TYPE OF REPORTING PERSON

	IA; OO
1 Based on 40,396,605 Shares (as defined below) issued and outstanding as of February 29, 2008, as reported in the Form 10-K/A filed by the Company (as defined below) with the SEC (as defined below) on March 26, 2008.

CUSIP No.	49720P506	SCHEDULE 13D	Page	3	of	15

1	NAME OF REPORTING PERSON: Magnetar Investment Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,031,702

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,031,702

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,031,702

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.0%[2]

14	TYPE OF REPORTING PERSON

	IA; OO
2 Based on 40,396,605 Shares issued and outstanding as of February 29, 2008, as reported in the Form 10-K/A filed by the Company with the SEC on March 26, 2008.

CUSIP No.	49720P506	SCHEDULE 13D	Page	4	of	15

1	NAME OF REPORTING PERSON: Magnetar Capital Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,151,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,151,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,151,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.3%[3]

14	TYPE OF REPORTING PERSON

	HC; OO
3 Based on 40,396,605 Shares issued and outstanding as of February 29, 2008, as reported in the Form 10-K/A filed by the Company with the SEC on March 26, 2008.

CUSIP No.	49720P506	SCHEDULE 13D	Page	5	of	15

1	NAME OF REPORTING PERSON: Supernova Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,151,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,151,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,151,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.3%[4]

14	TYPE OF REPORTING PERSON

	HC; OO
4 Based on 40,396,605 Shares issued and outstanding as of February 29, 2008, as reported in the Form 10-K/A filed by the Company with the SEC on March 26, 2008.

CUSIP No.	49720P506	SCHEDULE 13D	Page	6	of	15

1	NAME OF REPORTING PERSON: Alec N. Litowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,151,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,151,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,151,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.3%[5]

14	TYPE OF REPORTING PERSON

	HC; IN
5 Based on 40,396,605 Shares issued and outstanding as of February 29, 2008, as reported in the Form 10-K/A filed by the Company with the SEC on March 26, 2008.

SCHEDULE 13D
EXPLANATORY NOTE: The Reporting Persons (as defined below) initially acquired the securities of the Company as a passive investment. A Schedule 13G with respect to the Shares was filed with the SEC on June 1, 2007, as amended by Amendment No. 1 thereto filed with the SEC on February 13, 2008. This Statement (as defined below) is being filed on a protective basis on Schedule 13D due to the events described in this Statement.
ITEM 1. SECURITY AND ISSUER
     This Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Shares”), of Kintera, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 9605 Scranton Road, Suite 200, San Diego, California 92121.
ITEM 2. IDENTITY AND BACKGROUND
     (a) The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Investment Management, LLC, a Delaware limited liability company (“Magnetar Investment Management”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).
     This Statement relates to the Shares held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”) and certain managed accounts (the “Managed Accounts”). Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial and Magnetar Investment Management. Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serves as investment manager to certain private investment funds, including the Managed Accounts. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.
     (b) The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
     (c) Magnetar Capital Master Fund is a private investment fund; Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment advisor and manager of private investment funds, including Magnetar Capital Master Fund; Magnetar Investment Management is an SEC registered investment advisor and manager of private investment funds, including the Managed Accounts; Magnetar Capital Partners is a privately held limited partnership and the sole member of Magnetar Financial and Magnetar Investment Management;

Supernova Management is a privately held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Magnetar Financial is a Delaware limited liability company. Magnetar Investment Management is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     All funds used to purchase the securities of the Company set forth in Item 5 on behalf of the Reporting Persons have come directly from the assets controlled by such Reporting Persons and their affiliates, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used in purchasing the securities set forth in Item 5 of this Statement was approximately $8,600,821.97.
ITEM 4. PURPOSE OF TRANSACTION
     On April 18, 2008, Magnetar Financial and Magnetar Investment Management entered into a letter agreement with the Company pursuant to which the Company agreed to furnish certain confidential information to Magnetar Financial and Magnetar Investment Management. A copy of such agreement is attached hereto as Exhibit 99.9 and is incorporated by reference herein. Such agreement was entered into at the request of the Company so that the Company could discuss with representatives of Magnetar Financial and Magnetar Investment Management various matters relating to the Company, including matters which would be covered by clauses (a) through (j) of Item 4 to Schedule 13D.
     Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.
     Each of the Reporting Persons also reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in the Company’s securities, or to change their intention or take any action with respect to any of the matters specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) (i) Magnetar Financial may be deemed to beneficially own 2,119,698 Shares held for the account of Magnetar Capital Master Fund, and all such Shares represent beneficial ownership of approximately 5.2% of the Shares, based on 40,396,605 Shares issued and outstanding as of February 29, 2008, as disclosed in the Form 10-K/A for the fiscal year ended December 31, 2007 filed by the Company with the SEC on March 26, 2008. The foregoing excludes (A) 600,000 Shares issuable upon exercise of a warrant (“Warrant 1”) and (B) 360,000 Shares issuable upon exercise of a second warrant (“Warrant 2,” and collectively with Warrant 1, the “Warrants”), in each case, held for the account of Magnetar Capital Master Fund. The terms of the Warrants each contain a blocker provision under which the holder thereof does not have the right to exercise the Warrants to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 9.999%, of the Shares outstanding immediately after giving effect to such exercise (each such provision being a “Blocker”). As a result of application of the Blocker contained in each of the Warrants, neither of the Warrants are currently exercisable, and the Shares issuable upon exercise of the Warrants have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, Magnetar Financial would be deemed to beneficially own 3,079,698 Shares.
          (ii) Magnetar Investment Management may be deemed to beneficially own 2,031,702 Shares held for the account of the Managed Accounts, and all such Shares represent beneficial ownership of approximately 5.0% of the Shares, based on 40,396,605 Shares issued and outstanding as of February 29, 2008, as disclosed in the Form 10-K/A for the fiscal year ended December 31, 2007 filed by the Company with the SEC on March 26, 2008.
          (iii) As a result of (i) and (ii) above, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to beneficially own 4,151,400 Shares. This amount consists of: (A) 2,119,698 Shares held for the account of Magnetar Capital Master Fund and (B) 2,031,702 Shares held for the account of the Managed Accounts, and all such Shares in the aggregate represent beneficial ownership of approximately 10.3% of the Shares, based on 40,396,605 Shares issued and outstanding as of February 29, 2008, as disclosed in the Form 10-K/A for the fiscal year ended December 31, 2007 filed by the Company with the SEC on March 26, 2008. The foregoing excludes (A) 600,000 Shares issuable upon exercise of Warrant 1 and (B) 360,000 Shares issuable upon exercise of Warrant 2, in each case, held for the account of Magnetar Capital Master Fund. As a result of application of the Blocker contained in each of the Warrants, neither of the Warrants are currently exercisable, and the Shares issuable upon exercise of the Warrants have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz would be deemed to beneficially own 5,111,400 Shares.
     (b) (i) Magnetar Financial may be deemed to share the power to vote and direct the disposition of the 2,119,698 Shares held for the account of Magnetar Capital Master Fund. The foregoing excludes (A) 600,000 Shares issuable upon exercise of Warrant 1 and (B) 360,000 Shares issuable upon exercise of Warrant 2, in each case, held for the account of Magnetar Capital Master Fund. As a result of application of the Blocker contained in each of the Warrants, neither of the Warrants are currently exercisable, and the Shares issuable upon exercise of the Warrants have not been included in the calculations of beneficial ownership of the Reporting

Persons or the aggregate number of outstanding Shares. Without the Blockers, Magnetar Financial would be deemed to beneficially own 3,079,698.
          (ii) Magnetar Investment Management may be deemed to share the power to vote and direct the disposition of the 2,031,702 Shares held for the account of the Managed Accounts.
          (iii) As a result of (i) and (ii) above, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to share the power to vote and direct the disposition of 4,151,400 Shares. The foregoing excludes (A) 600,000 Shares issuable upon exercise of Warrant 1 and (B) 360,000 Shares issuable upon exercise of Warrant 2, in each case, held for the account of Magnetar Capital Master Fund. As a result of application of the Blocker contained in each of the Warrants, neither of the Warrants are currently exercisable, and the Shares issuable upon exercise of the Warrants have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz would be deemed to beneficially own 5,111,400 Shares.
     (c) Not Applicable.
     (d) Not Applicable.
     (e) Not Applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
     Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 99.1 and the terms of which are incorporated herein by reference.
     In connection with a private placement of securities by the Company (as described in the Form 8-K filed by the Company with the SEC on November 22, 2005 to which reference is hereby made), Magnetar Capital Master Fund, among others, (i) entered into (1) a Securities Purchase Agreement, dated as of November 21, 2005 (the “2005 Purchase Agreement”), the form of which is referenced as Exhibit 99.2 (which incorporates by reference Exhibit 10.20 to the Form 8-K filed by the Company with the SEC on November 22, 2005), pursuant to which, among other things, Magnetar Capital Master Fund agreed to purchase 1,500,000 Shares and Warrant 1, the form of which is referenced as Exhibit 99.3 (which incorporates by reference Exhibit 10.22 to the Form 8-K filed by the Company with the SEC on November 22, 2005), each on the terms and conditions contained in the 2005 Purchase Agreement, and (2) a Registration Rights Agreement, dated as of November 21, 2005 (the “2005 Registration Rights Agreement”), the form of which is referenced as Exhibit 99.4 (which incorporates by reference Exhibit 10.21 to the Form 8-K filed by the Company with the SEC on November 22, 2005), and (ii) on December 2, 2005, purchased the 1,500,000 Shares and Warrant 1.
     Under the 2005 Purchase Agreement, the Company agreed to sell, and Magnetar Capital Master Fund agreed to purchase, on customary terms and conditions, 1,500,000 Shares and

Warrant 1 for an aggregate purchase price of $4,500,000. In addition to the customary terms and conditions, the 2005 Purchase Agreement contains a provision which restricts the issuance of certain future priced securities by the Company for a period of six months following the closing date (which was December 2, 2005).
     Under the 2005 Registration Rights Agreement, the Company agreed: (a) to file an initial registration statement within 30 days of the closing date to register for resale the registrable securities (as defined in the 2005 Registration Rights Agreement), (b) to have such registration statement declared effective within the earlier of (i) 90 days of the closing date (or within 120 days of the closing date in the event that the registration statement is reviewed by the SEC) or (ii) 5 trading days following the date on which the Company is notified by the SEC that the registration statement will not be reviewed or is no longer subject to further review and comments, and (c) to maintain the effectiveness of such registration statement until the earlier of (i) 5 years after its effective date, (ii) the date as of which the holders of registrable securities may sell all of the registrable securities covered by such registration statement without restriction pursuant to Rule 144 under the Securities Act of 1933, as amended, or (iii) the date on which the holders of registrable securities have publicly sold all of the registrable securities covered by such registration statement. If the Company fails to comply with the foregoing, the Company is required to pay to each of the holders of registrable securities an amount in cash equal to 1% (subject to reduction to 0.5% in certain circumstances) of the original purchase price of such holder’s Shares on the occurrence of any such failure and for each monthly period occurring until such failure is cured (pro rated for periods totaling less than one month).
     Warrant 1 is exercisable for 600,000 Shares at an initial exercise price of $3.50 per share. Warrant 1 expires on December 2, 2010. Warrant 1 also contains a provision by which the Company may elect to require the exercise of all of the then-unexercised portion of Warrant 1 if the VWAP (as defined in Warrant 1) of the Shares exceeds $7.00 for each of 15 consecutive trading days and certain other conditions are satisfied.
     In connection with a private placement of securities by the Company (as described in the Form 8-K filed by the Company with the SEC on December 13, 2006 to which reference is hereby made), Magnetar Capital Master Fund, among others, (i) entered into (1) a Securities Purchase Agreement, dated as of December 12, 2006 (the “2006 Purchase Agreement”), the form of which is referenced as Exhibit 99.5 (which incorporates by reference Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on December 13, 2006), pursuant to which, among other things, Magnetar Capital Master Fund agreed to purchase 1,200,000 Shares and Warrant 2, the form of which is referenced as Exhibit 99.6 (which incorporates by reference Exhibit 10.4 to the Form 8-K filed by the Company with the SEC on December 13, 2006), each on the terms and conditions contained in the 2006 Purchase Agreement and (2) a Registration Rights Agreement, dated as of December 12, 2006 (the “2006 Registration Rights Agreement”), the form of which is referenced as Exhibit 99.7 (which incorporates by reference Exhibit 10.2 to the Form 8-K filed by the Company with the SEC on December 13, 2006), and (ii) on December 15, 2006, purchased the 1,200,000 Shares and Warrant 2.
     Concurrently with such transaction, Magnetar Capital Master Fund, among others, entered into a Warrant Amendment Agreement, dated as of December 12, 2006, the form of which is referenced as Exhibit 99.8 (which incorporates by reference Exhibit 10.3 to the Form 8-K filed by the Company with the SEC on December 13, 2006), pursuant to which the Company agreed to amend the exercise price and call price on outstanding warrants issued in connection with the 2005 Purchase Agreement (including Warrant 1) to $1.60 and $3.20, respectively.
     Under the 2006 Purchase Agreement, the Company agreed to sell, and Magnetar Capital Master Fund agreed to purchase, on customary terms and conditions, 1,200,000 Shares and Warrant 2 for an aggregate purchase price of $1,500,000. In addition to the customary terms and conditions, the 2006 Purchase Agreement contains a provision which restricts the issuance of certain future priced securities by the Company for a period of six months following the closing date (which was December 15, 2006).
     Under the 2006 Registration Rights Agreement, the Company agreed: (a) to file an initial registration statement within 30 days of the closing date to register for resale the registrable securities (as defined in the 2006 Registration Rights Agreement), (b) to have such registration statement declared effective the earlier of (i) 90 days of the closing date (or within 120 days of the closing date in the event that the registration statement is reviewed by the SEC) or (ii) 5 trading days following the date on which the Company is notified by the SEC that the registration statement will not be reviewed or is no longer subject to further review and comments, and (c) to maintain the effectiveness of such registration statement until the earlier of (i) 5 years after its effective date, (ii) the date as of which the holders of registrable securities may sell all of the registrable securities covered by such registration statement without restriction pursuant to Rule 144 under the Securities Act of 1933, as amended, or (iii) the date on which the holders of registrable securities have publicly sold all of the registrable securities covered by such registration statement. If the Company fails to comply with the foregoing, the Company is required to pay to each of the holders of registrable securities an amount in cash equal to 1% (subject to reduction to 0.5% in certain circumstances) of the original purchase price of such holder’s Shares on the occurrence of any such failure and for each monthly period occurring until such failure is cured (pro rated for periods totaling less than one month), provided that such payments are subject to an aggregate cap.
     Warrant 2 is exercisable for 360,000 Shares at an initial exercise price of $1.60 per share. Warrant 2 expires on December 15, 2011. Warrant 2 also contains a provision by which the Company may elect to require the exercise of all of the then-unexercised portion of Warrant 2 if the VWAP (as defined in Warrant 2) of the Shares exceeds $3.20 for each of 15 consecutive trading days and certain other conditions are satisfied.
     On April 18, 2008, Magnetar Financial and Magnetar Investment Management entered into a letter agreement with the Company pursuant to which the Company agreed to furnish certain confidential information to Magnetar Financial and Magnetar Investment Management. A copy of such agreement is attached hereto as Exhibit 99.9 and is incorporated by reference herein. Pursuant to such agreement, Magnetar Financial and Magnetar Investment Management, among other things, agreed not to trade in any of the Company’s securities while in possession of confidential information (as defined in such letter agreement).  Such letter agreement and the rights and obligations thereunder, unless earlier terminated in writing by the parties, automatically expires on the earlier to occur of (i) the filing with the SEC by the Company of its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 or (ii) August 15, 2008.

     The descriptions of the agreements and instruments set forth in this Statement are qualified in their entirety by reference to the complete agreements and instruments, each of which is attached hereto as an exhibit and incorporated herein by reference.
     Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of April 28, 2008, among the Reporting Persons.

99.2	Form of Securities Purchase Agreement by and between the Company and the purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 10.20 to the Form 8-K filed by the Company with the SEC on November 22, 2005).

99.3	Form of Warrant issued by the Company to Magnetar Capital Master Fund (incorporated by reference to Exhibit 10.22 to the Form 8-K filed by the Company with the SEC on November 22, 2005).

99.4	Form of Registration Rights Agreement by and between the Company and the purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 10.21 to the Form 8-K filed by the Company with the SEC on November 22, 2005).

99.5	Form of Securities Purchase Agreement by and between the Company and the purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on December 13, 2006).

99.6	Form of Warrant issued by the Company to Magnetar Capital Master Fund (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Company with the SEC on December 13, 2006).

99.7	Form of Registration Rights Agreement by and between the Company and the purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company with the SEC on December 13, 2006).

99.8	Form of Warrant Amendment Agreement by and between the Company and Magnetar Capital Master Fund (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Company with the SEC on December 13, 2006).

99.9	Letter Agreement, dated as of April 18, 2008, between the Company, Magnetar Financial and Magnetar Investment Management.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 28, 2008

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz

	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR INVESTMENT MANAGEMENT, LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz

	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz

	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz

	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz

Alec N. Litowitz

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of April 28, 2008, among the Reporting Persons.

99.2	Form of Securities Purchase Agreement by and between the Company and the purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 10.20 to the Form 8-K filed by the Company with the SEC on November 22, 2005).

99.3	Form of Warrant issued by the Company to Magnetar Capital Master Fund (incorporated by reference to Exhibit 10.22 to the Form 8-K filed by the Company with the SEC on November 22, 2005).

99.4	Form of Registration Rights Agreement by and between the Company and the purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 10.21 to the Form 8-K filed by the Company with the SEC on November 22, 2005).

99.5	Form of Securities Purchase Agreement by and between the Company and the purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on December 13, 2006).

99.6	Form of Warrant issued by the Company to Magnetar Capital Master Fund (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Company with the SEC on December 13, 2006).

99.7	Form of Registration Rights Agreement by and between the Company and the purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company with the SEC on December 13, 2006).

99.8	Form of Warrant Amendment Agreement by and between the Company and Magnetar Capital Master Fund (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Company with the SEC on December 13, 2006).

99.9	Letter Agreement, dated as of April 18, 2008, between the Company, Magnetar Financial and Magnetar Investment Management.